10 November 2006

The Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre, 20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

pSivida Limited (pSivida) - Notice Under Section 708A of the Corporations Act 2001 (Cth) (Act)

Following the conversion of certain unlisted convertible notes previously announced to Australian Stock Exchange Limited (ASX), pSivida has issued an aggregate of 1,475,000 fully paid ordinary shares (Shares), comprising 25,000 Shares issued on 3 November and 1,450,000 Shares issued on 10 November 2006.

The Shares have been issued without disclosure under Part 6D.2 of the Act, and pSivida gives this notice under section 708A(5)(e) of the Act.
pSivida confirms in relation to the issue of the Shares that, as at the date of this notice:

(a)	pSivida has complied with the provisions of Chapter 2M of the Act as they apply to pSivida;

(b)	pSivida has complied with section 674 of the Act; and

(c)	there is no excluded information within the meaning of sections 708A(7) and 708A(8) of the Act.

Yours faithfully

Aaron Finlay
Company Secretary

pSivida Limited Level 12 BGC Centre, 28 The Esplanade, Perth WA 6000 Australia T +61 8 9226 5099 F +61 8 9226 5499 E pSivida@pSivida.com W www.pSivida.com ABN 78 009 232 026